Contact

www.linkedin.com/in/robbrunstad (LinkedIn)

Rob Brunstad

Software Engineer
Seattle, Washington, United States

Experience

Sanlo
Software Engineer
July 2022 - Present (2 years 9 months)
Connecticut, United States

I architect, organize team focus on, lead development for, and otherwise own data pipelines and large components of entire products.

Donkhouse Poker
Founder
June 2019 - Present (5 years 10 months)

I built out a highly customizable poker platform that now fosters a community of over 100,000 players. It features a heavily parallelized and scalable architecture capable of serving the entire userbase concurrently and cost-effectively. I've continued to add novel features to the site over the years, additions to the game that set it apart from the competition.

MainStreet
Software Engineer
January 2022 - May 2022 (5 months)
New Haven, Connecticut, United States

As a part of the Developer Experience team, I wrote code to help make future coding a more pleasant experience for all. More specifically, I helped automate workflows and build out a number of tools for use across an ecosystem of microservices.

Yale University
3 years 6 months

Lecturer
July 2020 - January 2022 (1 year 7 months)
New Haven, Connecticut, United States

I helped teach Intro to Computer Science, Data Structures, and Systems Programming. For these large lecture classes I developed extensive testing solutions and a special-purpose online queue system for office hours.

Course Manager
August 2018 - July 2020 (2 years)
Greater New York City Area

Education

Yale University
Master of Science - MS, Computer Science · (2018 - 2020)

Yale University
Bachelor of Science - BS, Chemistry · (August 2013 - May 2017)